Filed by Brocade Communications Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Messaging and Audience FAQs

Ruckus Messages & FAQ	Page 1 | 14

Frequently Asked Questions

Deal Overview/Key Questions

Q:	Who/What is Brocade acquiring?

•	Brocade intends to acquire Ruckus Wireless, Inc., a pioneer in the wireless infrastructure market.

•	Ruckus delivers wireless solutions for more than 65,000 enterprise, service provider, government, and other customers worldwide.

Q:	What are the key details of Ruckus?

•	Headquarters: Sunnyvale, California with offices around the world. Main office locations: US, China, Singapore, Taiwan, India

•	Year Founded: 2004

•	Employees: 1000+

•	Revenue: $370m+

•	Key Customers:

•	Service provider: AT&T, Bright House Networks, BSkyB, China Telecom, Google, Hong Kong Broadband Network, Intersection (LinkNYC), KDDI, Liberty Global, O2, Teléfonica, Oi, Orange, Megacable, PCCW, Sprint, Sri Lanka Telecom, Telconet, Time Warner Cable, Vast Networks

•	Education and others: Angel Stadium of Anaheim, Accor SA, City/County of San Francisco, City of San José, CA, Columbia Public Schools, Evangel University, Fry’s Electronics, Katoen Natie, Kawasaki Motors, La Quinta, Le Pain Quotidien, Mandarin Oriental Hotel Group, Marriott, Marston’s, San Francisco Unified School District, Western Sydney University, WeWork

•	Assets Purchased: Complete company acquisition

Q:	How much is the deal worth?

•	Under the terms of the agreement, Ruckus stockholders will receive $6.45 in cash and 0.75 shares of Brocade common stock for each share of Ruckus common stock. Based on the closing price of Brocade’s stock on April 1, 2016, the transaction values Ruckus at a price of $14.43 per common share, or approximately $1.5 billion, and may fluctuate until close. Net of estimated cash acquired, the transaction value is approximately $1.2 billion.

Q:	What are the strengths of the combined company?

•	Together, Brocade and Ruckus are expected to be:

•	#1 in storage area networking

•	#1 in service provider Wi-Fi

•	#1 in hospitality Wi-Fi

•	#2 in data center networking

•	#3 in wireless LAN

•	#3 in enterprise edge networking in the U.S. and EMEA

•	The combined company will be a pure-play networking company with market-leading solutions that span from the heart of the data center to the wireless network edge.

Ruckus Messages & FAQ	Page 2 | 14

Q:	When do you expect the deal to close?

•	The transaction is expected to close in Brocade’s fiscal Q3 2016.

•	The acquisition will be conducted by means of an exchange offer for all of the outstanding shares of Ruckus. The completion of the exchange offer is conditioned upon a majority of the Ruckus shares being tendered and not withdrawn in the exchange offer, receipt of U.S. and international antitrust approvals and the satisfaction of other customary conditions.

Q:	What gives you confidence that this deal will succeed?

•	Ruckus has been a strong partner for Brocade for more than a year and we have proven that our joint engineering and sales engagement around unified wired/wireless access solutions works.

•	Ruckus also has a strong service provider business that complements Brocade’s focus on telco and cloud service providers.

•	Ruckus has a well-defined roadmap that complements Brocade’s focus on mobile operators that are taking advantage of the convergence of wireless and mobile. As one company, we believe that we can take these initiatives to the next level of success.

Q:	What does Ruckus make/sell?

•	Ruckus makes carrier grade Wi-Fi solutions that are both controller based and controller-less, virtualized and appliance-based controllers, access points, cloud-based location services and analytics to enable opportunities for enterprises and service providers to monetize their Wi-Fi investment, cloud based management solutions, and cloud based identity management solutions.

•	Ruckus also has strong initiatives in the DAS and 3.5GHz/CBRS in-building coverage and capacity, and a number of mobile gateway technologies for integrating Wi-Fi and small cells into cellular networks, known as Heterogeneous Networks (HetNet) that match well with Brocade’s mobile initiatives and complement Brocade’s existing mobile products.

Q:	What is the strategy or rationale behind the deal?

•	As businesses and organizations digitize, they need new, modern networks. Wireless is the preferred access technology for virtually all networks today. Brocade is a leader in wired and software network solutions and Ruckus is a leader in wireless network solutions. Together, the two companies will be a pure play networking company with market-leading solutions that span from the heart of the data center to the wireless network edge.

•	The Ruckus product line complements Brocade’s offerings. Adding WLAN technology and solutions is a natural extension to our wired and software networking product portfolio.

•	Brocade and Ruckus together will be well positioned to pursue emerging technology opportunities including 5G mobile services, Internet of Things (IoT), Smart Cities, OpenG™ in-building wireless, and LTE/Wi-Fi convergence.

Ruckus Messages & FAQ	Page 3 | 14

Q:	What do you mean when you say Brocade wants the network to be a platform for innovation?

•	As companies move to digitize their businesses they need an underlying network infrastructure that allows them to innovate quickly for their employees and customers. We believe the network must become a platform for developing, delivering, and securing these applications. This is best achieved with the move to New IP network architectures that are software-centric, open, and agile. The wireless edge is a critical component of these new architectures for all types of customers.

Q:	Why would you be successful when results have been mixed for other tech integrations?

•	We’ll be bringing together two leading companies that are highly synergistic, have a track record of working together, and have complementary products.

•	As a pure-play networking company we will be able to focus 100% on developing innovative solutions for network transformation.

Q:	Why does being a pure-play networking company matter?

•	In a nutshell: focus, speed of innovation, best-in-class solutions, and partner of choice.

•	Focus: We’ll be 100% dedicated to networking and won’t be distracted by compute and storage, or trying to be everything to everyone.

•	Innovation: Our focus and size will allow us to innovate and adapt to customer and market requirements faster than competitors.

•	Best-in-class: The combined company will be able to deliver solutions that are designed for today’s requirement for open, multi-vendor networks with robust partner ecosystems to support each customer’s unique needs.

•	Partner of choice: The ability to partner with virtually every vendor of server and storage solutions, as well as leaders in software networking and virtualization, means our customers don’t have to settle for less-than-optimal infrastructure solutions from slower-moving companies that have a vested interest in locking their customers into proprietary architectures.

•	History has proven that focused companies innovate more quickly, are more agile, and deliver better value to their customers.

Q:	Why does this deal make sense now?

•	Expected to strengthen both companies’ ability to compete for wired/wireless opportunities globally.

•	Expected to accelerate success in key markets such as Service Provider, government, education, healthcare and large enterprises.

•	The industry is on the cusp of a big upgrade cycle to 802.11ac Wi-Fi. The combination better positions both companies for that significant opportunity.

Q:	How does Ruckus fit into Brocade’s strategy and support the New IP?

•	The New IP is a network revolution that is changing the rules of how network infrastructure is designed, provisioned and deployed. New IP networks are essential as companies and other organizations digitize their operations and service delivery and move to third platform environments to support the cloud, Internet of Things, mobile services and big data.

•	New services and operational models require a high-speed, consistent access network. Wireless technologies are crucial to support New IP infrastructures at the network edge.

•	Brocade’s mobile and wireless strategy is built around the ability to pave the way for next-generation services and new operating models. Ruckus’ products dovetail neatly into that strategy.

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Q:	What new market opportunities can Brocade pursue because of this acquisition?

•	The combined company will be able to cross-sell into the existing customer base. It will also open up new vertical markets, new routes to market, and new opportunities in areas including 5G mobile services, Internet of Things (IoT), Smart Cities, OpenG in-building wireless, and LTE/Wi-Fi convergence.

Q:	What does this mean for Brocade’s current offerings?

•	There is no expected impact to Brocade’s current offerings. The integration of Ruckus with Brocade is expected to result in greater value from both companies’ product portfolios over time.

Q:	Will the Ruckus acquisition present a competitive threat to any Brocade partners?

•	The acquisition of Ruckus is expected to have a minimal impact to existing Brocade partners. We have a long history of partnering across the industry and that remains an important part of our strategy. The Brocade Open Mobility Solutions ecosystem, which includes HPE/Aruba, Aerohive, and Ruckus, will remain a strategic priority. We expect to continue to support and advance our Open Mobility Solutions partnerships to enable best-in-class, open standards-based wired/wireless solutions for our customers.

•	Ruckus also has an open partner ecosystem and they expect to continue supporting it as well.

Q:	How will the Ruckus acquisition strengthen Brocade’s business?

•	The combination of Ruckus and Brocade is expected to create a leading pure-play vendor of networking solutions that span storage, data center, campus, and wireless networking solutions.

•	As cellular and WiFi technologies converge, and virtualization and programmability continues to redefine networking, the combined company will be able to innovate in areas, including wireless, data center networking, network function virtualization (NFV), and software defined networking (SDN).

•	The combined company will have the technology to provide solutions and scale-out capabilities in support of 5G services, IoT, and Smart Cities.

•	Ruckus is expected to help complete Brocade’s offerings for the Enterprise campus networks with both cloud- and on premise-managed wired and wireless LAN solutions, together with controller-based and controller-less wireless LAN solutions.

Q:	How will the Brocade acquisition help Ruckus’ business?

•	The combination of Ruckus and Brocade will enable the new company to provide solutions from storage and data center network infrastructure to the wireless/mobile edge. It will give Ruckus customers the ability to obtain their networking solutions from a single vendor as well as continue to run multi-vendor wired/wireless infrastructures.

•	As cellular and Wi-Fi technologies converge, and virtualization and programmability continue to redefine networking, the combined company will have the ability to innovate across wireless, data center networking, network function virtualization (NFV), and software defined networking (SDN).

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•	The combined company will also have the technology to provide operational flexibility and scale-out capabilities in support of 5G, IoT, and Smart Cities services.

•	Brocade’s current offerings for enterprise campus networks will help Ruckus compete for new wireless business in existing markets, and Brocade may be able to help open up new markets such as government agencies, where Ruckus has not historically focused.

•	The two companies together can help to redefine the network edge for enterprise and service provider customers.

Q:	Will there be any organizational changes or layoffs as a result of this announcement?

•	Our intention is to acquire an operational business, and we expect that we will need most Ruckus employees to continue their current functions to maintain this business.

•	Both companies are focused on growth and are investing in the current market transitions. Brocade expects to continue investing in the strong growth and market momentum that Ruckus has built.

•	We expect Ruckus to be integrated as a new business unit reporting into Brocade CEO Lloyd Carney.

Q:	Why doesn’t Brocade just invest more in its own R&D rather than in acquisitions?

•	We continue to focus on organic innovation and complement these efforts with strategic acquisitions that allow us to accelerate our time-to-market and drive incremental growth. The acquisition of Ruckus is an example of this strategy at work. Ruckus has been investing and innovating in the Wi-Fi space for more than 12 years and Brocade expects to be able to take advantage of that work and institutional knowledge from day 1 after close.

•	With the acquisition, Brocade will acquire not just a talented team and proven product portfolio, but also a company that is well regarded by customers and partners globally and is already a leader in key market segments. Ruckus also has one of the best sales forces in the industry and is an expert at selling the value of wireless solutions.

Q:	What will be the reporting structure at Brocade?

•	The Ruckus organization is expected to become a new business unit, led by current Ruckus CEO, Selina Lo, reporting to Brocade CEO Lloyd Carney.

General Corporate

Q:	What is Brocade’s Wireless strategy?

•	Brocade’s wireless strategy is to foster the development and adoption of open, multi-vendor wired/wireless solutions via the Brocade Open Mobility Solutions ecosystem, which includes HPE/Aruba, Aerohive and Ruckus.

•	Ruckus’ carrier grade, high performance, standards-based solutions are expected to be key enablers for this strategy, whether for customers who prefer Ruckus wireless solutions and/or prefer sourcing a wired/wireless platform from a single vendor.

•	Brocade is committed to the continued success of the Brocade Open Mobility Solutions ecosystem and to enabling customers to deploy open, multi-vendor infrastructures.

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Q:	How does this relate to/affect the Mobility solutions and strategy you announced in February 2016?

•	The combination of Ruckus and Brocade is expected to strengthen Brocade’s Mobility solutions strategy and offerings. Ruckus would bring a leading product portfolio and 12 years of experience in carrier-grade wireless to Brocade, which complements Brocade’s recent initiatives for virtual Evolved Packet Core, mobile edge computing, and network visibility solutions.

•	As Brocade targets emerging services that drive the need for improved economics and uniformity in coverage and capacity, Ruckus’ capabilities and expertise wireless networking seamlessly integrates with Brocade’s capabilities and expertise in developing flexible, programmable, software-defined, and virtualized networks.

•	Initiatives such as Ruckus’ OpenG and Brocade’s Open Mobility Solutions illustrate how both companies are focused on building best-in-class solutions with an ecosystem of partners.

Q:	Will Brocade continue to sell Ruckus products on a stand-alone basis or will they be integrated into Brocade’s current product portfolio?

•	We expect to continue to sell Ruckus products on a stand-alone basis. We also expect that both Brocade and Ruckus products will be enhanced to unlock synergistic value over time. Customers are already able to receive some of this benefit due to the close partnership between Ruckus and Brocade as part of the Brocade Open Mobility Solutions initiative.

•	Brocade also expects to continue to develop solutions for service provider networks, bringing together Brocade’s strength in data center networking, software defined networking, and network function virtualization with Ruckus’ expertise in indoor and outdoor wireless access.

Q:	Was Brocade working with Ruckus prior to the acquisition announcement and if so, in what capacity?

•	Yes. Ruckus has been a close partner of Brocade’s and a key member of our Open Mobility Ecosystem. Ruckus and Brocade jointly brought to market the following: integrated management using Brocade Network Advisor, integrated security using Ruckus’ Smart Access, common subscription based purchasing using Brocade Network Subscription, joint solution testing, and joint customer support processes.

•	In addition, Brocade and Ruckus have been collaborating on access-independent network-based mobility management and SDN-based heterogeneous networks (HetNets) in order to drive 5G thought leadership.

People Q&A

Q:	Where can I find more information about each company?

•	Brocade (NASDAQ: BRCD) networking solutions help the world’s leading organizations turn their networks into platforms for business innovation. With solutions spanning enterprise data centers to the service provider core, Brocade is leading the industry in its transition to the New IP network infrastructures required for today’s era of digital business.

•	Ruckus Wireless (NYSE:RKUS) is a pioneer in the wireless infrastructure market, enabling carriers and enterprises to stay ahead of the exploding demand for high-bandwidth applications and services. The Ruckus Smart Wi-Fi technology redefines what’s possible in wireless network performance with flexibility, reliability, and affordability. We call this Pervasive Performance.

Ruckus Messages & FAQ	Page 7 | 14

Q:	Do you expect headcount reductions?

•	Our intention is to acquire an operational business, and we expect that we will need most Ruckus employees to continue their current functions to maintain this business.

•	Brocade recognizes the value of Ruckus and intends to invest in our future. We will be working together with Ruckus over the next several months to understand how to best accelerate the growth of the new, combined business.

Q:	Will Ruckus employees move to Brocade’s campus?

•	This will be determined as part of the integration planning process.

Q:	How many employees currently work at Ruckus?

•	Ruckus currently has approximately 1,000 employees.

Q:	Is there any impact to the Brocade BIP/SLP Plan based on this acquisition?

•	As with all major acquisitions, the Board will review the current BIP and SLP plans and make any appropriate adjustments to the performance targets to reflect the acquisition.

•	While we expect the intent of those adjustments to be to neutralize the impact of the acquisition, as always, BIP/SLP payouts will be based on actual performance against those adjusted targets

Q:	What can I post about this on social media?

•	For compliance purposes, until the deal closes, social media postings should be restricted to only retweets or reposts from the official Brocade social media sites for Facebook, Twitter and LinkedIn. No additional commentary should be added to retweets/shares.

Financial Q&A

Q:	How do you determine the purchase price of the deal?

•	The purchase price was determined through negotiations between Brocade and Ruckus.

Q:	How will this transaction affect Brocade’s financials?

•	The transaction is expected to be accretive to Brocade earnings by the first fiscal quarter of 2017. Brocade will provide Company guidance incorporating the effects of this transaction after the deal closes and then on our earnings calls on an ongoing basis.

Q:	How is the transaction structured?

•	The acquisition will be conducted by means of an exchange offer. In the exchange offer, each Ruckus stockholder will decide whether to tender his/her Ruckus shares to Brocade. The completion of the exchange offer is conditioned upon, among other things, a majority of the Ruckus shares being tendered and not withdrawn in the exchange offer. Subsequent to the completion of the exchange offer, a newly formed Brocade subsidiary would merge with and into Ruckus with Ruckus surviving as a wholly owned subsidiary of Brocade.

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Q:	What approvals are required?

•	The acquisition will be conducted by means of an exchange offer followed by a merger of a subsidiary of Brocade with Ruckus. In the exchange offer, each Ruckus stockholder will decide whether to tender its Ruckus shares to Brocade. The completion of the exchange offer is conditioned upon, among other things, a majority of the Ruckus shares being tendered and not withdrawn in the exchange offer. The acquisition is also subject to certain notification and filing requirements of the antitrust regulatory authorities in the United States and Germany.

Q:	Is Brocade using offshore cash for this transaction?

•	Brocade expects to use existing United States cash reserves plus additional committed bank financing to fund the acquisition.

Q:	Do you expect any anti-trust concerns?

•	The acquisition is subject to certain notification and filing requirements of the antitrust regulatory authorities in the United States and Germany. Brocade does not expect the acquisition to generate antitrust concerns. The parties’ product lines are very complementary. Brocade has leading solutions for storage area networking, data center networking, software networking and network monitoring and analytics. Ruckus complements that with wireless networking solutions that extend out to the wireless edge of the network.

Q:	How can Brocade afford to acquire a company of this size?

•	The combination of our cash generation capabilities and low financial leverage allows us to acquire businesses that we believe will enhance the company’s growth prospects.

Q:	Is Brocade for sale?

•	We believe Brocade is well positioned to remain a networking solutions leader as an independent company.

Q:	What is Brocade’s track record for successful acquisitions?

•	Brocade’s M&A strategy is focused on strategic acquisitions that complement our current and future product roadmaps as well as emerging market disruptions.

•	The Vyatta acquisition in 2012, Vistapointe in 2014, and Connectem and SteelApp in 2015 are direct examples of strategic acquisitions that enabled Brocade to make advancements in complementary product and market segments.

Product/Engineering

Q:	What will happen to Ruckus’ product roadmap?

•	Currently, no near-term roadmap changes are envisioned. Over time, after close, we expect that the two companies’ roadmaps will be integrated in synergistic ways.

Q:	Is there any overlap with the Brocade product line and the Ruckus product line?

•	The product lines are very complementary in fact. Brocade has leading solutions for storage area, data center, campus, and software networking, as well as network monitoring and analytics. Ruckus complements that with wireless networking solutions that extend out to the wireless edge of the network.

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Q:	Will Ruckus’ products be integrated with other Brocade products?

•	Ruckus products are integrated into Brocade products and processes today through the Brocade Open Mobility Solutions ecosystem in the areas of management, security, product acquisition, solution testing, customer support, and channel programs. We expect that we will continue to expand on and develop new areas of integration over time after close.

Q:	Will there be any changes to existing pricing of either Brocade or the Ruckus products?

•	There are currently no plans to change pricing of existing products due to the acquisition.

Q:	Is Ruckus a complete Wi-Fi solution? What pieces are still missing?

•	Ruckus provides a complete Wi-Fi solution.

Q:	What impact will the nascent 2.5G/5G LAN standard have on edge networks and where are you on it?

•	2.5G/5G is currently being worked on in the IEEE 802.3bz working group. There are early time-to-market solutions based on NBase-T technology for early adopters.

•	The Brocade ICX7450ZP switch supports NBase-T and is shipping today. We plan to follow up with additional products once 802.3bz is standardized.

Sales/Go-to-Market

Q:	What are Ruckus’ primary routes to market?

•	Ruckus’ routes to market are similar to Brocade’s, including OEM, direct sales, and channel partners.

Q:	After close, will the sales organizations merge or be run separately?

•	We expect the sales organizations to be run separately at close.

Q:	After close, will the Brocade sales force be able to sell Ruckus’ products? Will Ruckus’ sales force be able to sell Brocade products?

•	Those decisions will be made during the integration planning period and discussed at close.

Competitive/Partner/Channel Impact

Q:	Who are Ruckus’ primary competitors?

•	Ruckus’ primary competitors are Cisco and Aruba Networks (an HPE company).

Q:	Will the Ruckus acquisition present a competitive threat to any Brocade partners?

•	The acquisition of Ruckus is expected to have a minimal impact to existing Brocade partners. We have a long history of partnering across the industry and that remains an important part of our strategy.

•	The Brocade Open Mobility Solutions ecosystem, which includes HPE/Aruba, Aerohive, and Ruckus, will remain a strategic priority. We expect to continue to support and advance our Open Mobility Solutions partnerships to enable best-in-class open standards-based wired/wireless solutions for our customers.

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Q:	Will Brocade’s channel partners be able to sell Ruckus products?

•	Some Brocade channel partners already carry both Ruckus and Brocade products. We will continue to encourage and enable partners to sell Brocade’s complete portfolio inclusive of storage solutions, software networking solutions, and wired and wireless LAN networking solutions.

Q:	Will Ruckus Partners be able to participate in Brocade’s Partner Program?

•	Ruckus partners who want to participate in Brocade’s standalone partner program pre-close can apply like any other partner. Post close, we will begin the process of integrating our channel ecosystem, enablement, and programs. Both programs will continue to operate separately at this time.

Q:	Will Ruckus and Brocade partner programs be combined?

•	The Brocade and Ruckus channel programs will continue to operate separately. Post close we will begin to evaluate our programs and initiate the process of integration with a combined focus on enhancing partner satisfaction, profitability, ease of doing business, and pay-for-performance programs.

Q:	As a Brocade partner, will sales for Ruckus products count toward my rebate goals?

•	At this time the Ruckus and Brocade partner programs will remain separate.

Q:	As a Brocade distributor, will I have access to Ruckus products?

•	At this time the current Brocade and Ruckus distribution models will not change.

Support and Services

Q:	How do customers/partners contact Brocade/Ruckus for support?

•	Supporting our customers and partners is a top priority for both organizations. During the integration planning period we will evaluate the best methods for ensuring a seamless support experience for customers.

•	Until close, the companies will continue to operate independently – business as usual. Customers and partners will continue to use their existing support contacts and processes.

Q:	What is going to happen to the technical support for Ruckus customers?

•	For Ruckus customers with current and valid support contracts, updates and technical support will continue to be available and accessible through the existing Ruckus support channels and portals.

Q:	What are the plans for Education, certification programs?

•	The Brocade and Ruckus education and certification programs will continue to operate separately.

•	During the integration planning period we will evaluate the best method for ensuring the right on-going certification programs for customers.

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Q:	Where can I get Ruckus technical documentation?

•	The technical documentation will continue to be available from the Ruckus site until migration and incorporation into MyBrocade and Knowledge Base as appropriate.

Q:	What will happen to open Professional Services projects?

•	All open Professional Services projects will continue to be worked and closed by current personnel.

Internal/Leadership Only

Q:	Does this change your commitment to Service Providers?

•	Not at all. Ruckus is the #1 Wi-Fi provider to Service Providers and this combination is an example of how we’re doubling down on the Service Provider opportunity.

•	With this acquisition we’ll be aggregating our strength in the Service Provider market and will be able to offer managed services from the data center to the wireless edge.

Q:	Is there really synergy in Service Provider? Explain.

•	Absolutely. Brocade has been focused on the virtualized edge and mobile core, while Ruckus’ virtualized WLAN enables new ways to deliver wireless managed services. Together we’ll be able to offer an entirely complementary and synergistic range of solutions from data center to access for Service Providers.

•	After close, Brocade products are also expected to be available through Ruckus routes to market.

Q:	Hasn’t Ruckus’ growth rate been decelerating?

•	Ruckus market share is increasing and grew faster than the market in 2015.

•	The bulk of the Wi-Fi installed base is 802.11n today and positioned for a technology refresh upgrade to 802.11ac.

Q:	Is Brocade changing focus back to campus?

•	This investment is completely consistent with our belief that the world is moving from old to New IP network architectures that are virtualized and agile. The data center is one critical element, but users have to connect into the data center and that connection is increasingly wireless. Our goal is to build a new type of networking company that is designed for the modern era and allows the customer to take back control of their network.

•	This would be an expansion of our business, not a change. Campus is a significant business for us today and this acquisition will be a natural evolution that would further strengthen our campus portfolio.

•	We started with a focus in the most critical part of the data center – the Storage Area Network. Over the last several years we’ve expanded from there into core switching and routing, campus solutions, and the wired edge. With Ruckus we’ll be rounding out the portfolio with wireless edge solutions as well.

Q:	How does this affect Ruckus’ relationships with partners like Juniper, or Nokia?

•	We believe in open and multi-vendor solutions and both companies would continue to work with their existing and future partners.

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Q:	Are your maintaining the Ruckus brand?

•	We recognize the value of the Ruckus brand and will make decisions on topics like brand integration during the integration planning process.

### End ###

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade Communications Systems, Inc. (“Brocade”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Brocade and its acquisition subsidiary will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus Wireless, Inc. (“Ruckus”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions

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include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’ shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain financing to consummate the proposed transaction; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’ business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’ operations; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’ business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’ filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this Current Report are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.

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